UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd

Room 918, Jingding Building,

Xicheng District, District, Beijing,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Dismissal of Auditor

TIAN RUIXIANG Holdings Ltd (the “Company”), upon the approval of the board of directors of the Company (the “Board”) and the audit committee of the Board (the “Audit Committee”), dismissed RBSM LLP (“RBSM”), the former independent registered public accounting firm of the Company, effective on August 28, 2025.

RBSM’s reports on the Company’s financial statements for the fiscal years ended October 31, 2023 and 2024 did not contain any adverse opinion or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

Furthermore, during the fiscal years ended October 31, 2023 and 2024 and through August 28, 2025, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, with RBSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of RBSM, would have caused RBSM to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such periods. In addition, during this time, there were no “reportable events,” as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F.

The Company provided RBSM with a copy of the above disclosure and requested that RBSM furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of RBSM’s letter is filed as Exhibit 16.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

16.1	Letter from RBSM LLP dated September 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd

Date: September 8, 2025	By:	/s/ Baohai Xu
	Name:	Baohai Xu
	Title:	Chief Executive Officer